UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lynden Energy Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

551275100

(CUSIP Number)

Frank A. Lodzinski

President and Chief Executive Officer

Earthstone Energy, Inc.

1400 Woodloch Forest Drive, Suite 300

The Woodlands, TX 77380

with a copy to:

Reid A. Godbolt, Esq.

Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

(281-298-4246)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     551275100

(1)	Names of reporting persons Earthstone Energy, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power -0-
shares beneficially owned by	(8)	Shared voting power 31,103,399 (1)
each reporting person	(9)	Sole dispositive power -0-
with:	(10)	Shared dispositive power 31,103,399 (1)
(11)	Aggregate amount beneficially owned by each reporting person 31,103,399 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.2% (2)
(14)	Type of reporting person (see instructions) CO

(1)

The shares of common stock, no par value per share (“Common Stock”), of Lynden Energy Corp., a British Columbia corporation (“Lynden”), covered by this item may be deemed beneficially owned by Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), under a Voting Support Agreement, dated as of December 16, 2015 (the “Voting Agreement”), between Earthstone and certain stockholders of Lynden (the “Supporting Stockholders”), obligating the Supporting Stockholders to vote such shares in accordance with the terms of the Voting Agreement. This number includes 3,800,000 shares of Common Stock underlying stock options that are held by the Supporting Stockholders that are exercisable as of December 16, 2015 or will become exercisable within 60 days thereafter.

(2)

This calculation is based on 130,198,411 shares of Common Stock outstanding as of December 16, 2015 (based on the representation by Lynden in the Arrangement Agreement (as defined below) and 3,800,000 shares of Common Stock underlying stock options that are held by the Supporting Stockholders that are exercisable as of December 16, 2015 or will become exercisable within 60 days thereafter.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Lynden Energy Corp., a British Columbia corporation (“Lynden”). The principal executive offices of Lynden are located at 888 Dunsmuir Street, Suite 1200, Vancouver, British Columbia V6C 3K4.

Item 2.	Identity and Background.

(a) - (c) This Schedule 13D is filed by Earthstone Energy, Inc., a Delaware corporation (“Earthstone”).  The address of the principal executive offices of Earthstone is 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380. The principal business of Earthstone is an independent oil and natural gas company engaged in the exploration and development of oil and natural gas reserves.

The name and principal occupation of the directors and executive officers of Earthstone as of the date hereof are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Earthstone. The business address of each of the executive officers is 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380.

Name	Principal Business or Occupation
Executive Officers:
Frank A. Lodzinski	Chairman of the Board, President and Chief Executive Officer
Robert J. Anderson	Executive Vice President, Corporate Development and Engineering
Steve C. Collins	Executive Vice President, Completions and Operations
Christopher E. Cottrell	Executive Vice President, Land and Marketing and Corporate Secretary
Timothy D. Merrifield	Executive Vice President, Geological and Geophysical
Francis M. Mury	Executive Vice President, Drilling and Development
Ray Singleton	Executive Vice President, Northern Region
Neil K. Cohen	Vice President, Finance and Treasurer
G. Bret Wonson	Vice President, Principal Accounting Officer

Non-Employee Directors		Address
Jay F. Joliat	Private Investor	36801 Woodward Avenue, Suite 301 Birmingham, Michigan 48009
Douglas E. Swanson, Jr.	Managing Partner at EnCap Investments L.P.	1100 Louisiana Street, Suite 4900 Houston, Texas 77002
Brad A. Thielemann	Managing Director at EnCap Investments L.P.	1100 Louisiana Street, Suite 4900 Houston, Texas 77002
Zachary G. Urban	Chief Executive Officer at Vlasic Group	38710 Woodward Avenue, Suite 100 Bloomfield Hills, Michigan 48304
Robert L. Zorich	Managing Partner and Co-Founder of EnCap Investments L.P.	1100 Louisiana Street, Suite 4900 Houston, Texas 77002

(d) – (e) None of Earthstone nor, to the best of its knowledge, any of its executive officers and directors, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Earthstone is a Delaware corporation. All of the directors and executive officers set forth above are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 below.

Each Supporting Stockholder (as defined below) has entered into a Voting Agreement (as defined below) as a material condition and inducement to the willingness of Earthstone to enter into the Arrangement Agreement (as defined below). The shares of Common Stock to which this Schedule 13D relates have not been purchased by Earthstone and no funds were expended in connection with the execution of the Voting Agreement.

Item 4.	Purpose of Transaction.

Arrangement Agreement

On December 16, 2015, Earthstone entered into an Arrangement Agreement (the “Arrangement Agreement”), among Lynden, Earthstone and 1058286 B.C. Ltd., a British Columbia corporation and wholly-owned subsidiary of Earthstone (“Merger Sub”), pursuant to which Earthstone will acquire all of the outstanding shares of Common Stock (the “Lynden Shares”) and Merger Sub and Lynden will amalgamate to form one corporate entity with Lynden surviving the amalgamation as part of a plan of arrangement (the “Transaction”).   Under the Arrangement Agreement, the terms of which were unanimously approved by the Boards of Directors of Earthstone, Lynden and Merger Sub, Earthstone will issue approximately 3.7 million shares of its common stock, $0.001 par value per share (“Earthstone Common Stock”), to Lynden stockholders.

Under the Arrangement Agreement, Lynden stockholders will receive 0.02842 of a share of Earthstone Common Stock in exchange for each share of Common Stock held, representing consideration to each Lynden stockholder of $0.52 per share based on the closing price of Earthstone Common Stock on December 16, 2015.  Following the Transaction, stockholders of Earthstone and Lynden are expected to own approximately 79% and 21%, respectively, of the combined company on a fully diluted basis.

The parties have made representations, warranties and covenants in the Arrangement Agreement, including (i) that the parties will, subject to certain exceptions, conduct their respective businesses in the ordinary course and will not engage in certain activities between the execution of the Arrangement Agreement and the consummation of the Transaction; and (ii) the agreement of Lynden, subject to certain exceptions, not to solicit alternative transactions or provide information in connection with alternative transactions. Completion of the Transaction is conditioned upon: (1) the approval by the stockholders of Lynden of the Arrangement Agreement; (2) a final order from the court in British Columbia (the “Applicable Court”) to approve the Agreement and the fairness of the terms and conditions of the Transaction; (3) applicable regulatory approvals, including listing authorization for the Earthstone Common Stock issued pursuant to the Agreement on the NYSE MKT; (4) the absence of legal impediments prohibiting the transactions; and (5) other customary closing conditions.

The Arrangement Agreement contains certain termination rights for both Earthstone and Lynden, including, among others, if the Transaction is not completed by September 30, 2016 or if the number of Lynden Shares exercising Dissent Rights (as defined in the Arrangement Agreement) exceeds 5% of the outstanding Lynden Shares. In the event of a termination of the Arrangement Agreement under certain circumstances, Lynden may be required to pay to Earthstone a termination fee of $250,000, plus reasonable out-of-pocket expenses, not to exceed $500,000, or Earthstone may be required to pay to Lynden a termination fee of the same amount. In the event the Arrangement Agreement is terminated by Earthstone under certain circumstances, Lynden may be required to pay to Earthstone a topping fee of $2.25 million, plus reasonable out-of-pocket expenses, not to exceed $500,000.

Concurrently with the execution of the Arrangement Agreement, Oak Valley Resources, LLC (“Oak Valley”) in its capacity as a majority stockholder of Earthstone, executed a written consent with respect to its shares of Earthstone Common Stock, which constitute approximately 66.0% of the total outstanding shares of Earthstone Common Stock approving the Transaction and issuance of shares of Earthstone Common Stock pursuant to the Agreement.

The representations and warranties that the parties have made to each other in the Arrangement Agreement are as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties to the Arrangement Agreement, the Arrangement Agreement is not intended to be a source of factual, business or operational information about any of the parties. The representations and warranties in the Arrangement Agreement were made only for purposes of the Arrangement Agreement, are solely for the benefit of the parties, and may be subject to limitations agreed between the parties, including being qualified by disclosures among the parties. The representations and warranties in the Arrangement Agreement may have been made to allocate risks among the parties, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. The assertions embodied in such representations and warranties are qualified by information contained in disclosure letters to the Arrangement Agreement that the parties exchanged in connection with the signing of the Arrangement Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in Earthstone’s or Lynden’s public disclosures.

Voting Agreement

Also with the execution of the Arrangement Agreement, officers and directors of Lynden and affiliates of JVL Advisors, LLC, all in their capacities as stockholders of Lynden (each a “Supporting Stockholder” and collectively, the “Supporting Stockholders”), entered into a voting support agreement (the “Voting Agreement”) with Earthstone with respect to their shares of

Common Stock, which constitute approximately 2.7% (5.4% including outstanding options to purchase Common Stock) and 18.2%, respectively, of the total outstanding shares of Common Stock.

Pursuant to the Voting Agreement, each Supporting Stockholder has agreed, among other things and subject to the terms thereof, to vote all shares of Common Stock beneficially owned by such Supporting Stockholder (i) in favor of the approval, consent, ratification and adoption of the transactions contemplated by the Arrangement Agreement (and any actions required in furtherance thereof), (ii) against any Acquisition Proposal (as such term is defined in the Arrangement Agreement) or other merger, reorganization, consolidation, amalgamation, arrangement, business combination, share exchange, liquidation, dissolution, recapitalization, or similar transaction involving Lynden (other than the Arrangement Agreement, and the transactions contemplated thereby and any other agreement or transaction to which Earthstone is a party), (iii) against any action that would result in any breach of any representation, warranty or covenant by Lynden in the Arrangement Agreement or which might reasonably be expected to have a Material Adverse Effect (as such term is defined in the Arrangement Agreement) on Lynden and (iv) against any resolution to remove or change any of the directors of Lynden, except with the prior written consent of Earthstone.

The Voting Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant proxies in respect of their shares of Common Stock.

The Voting Agreement will terminate upon the earlier of (i) the effective time of the closing of the Arrangement Agreement, (ii) termination of the Arrangement Agreement in accordance with its terms, (iii) termination of the Voting Agreement by Earthstone and (iv) with respect to each Supporting Stockholder, upon the entry into any material modification, change, waiver or amendment to the Arrangement Agreement, in each case, that is adverse to the Supporting Stockholder in any material respect.

Based upon information provided by Lynden and the Supporting Stockholders, (i) excluding options to purchase shares of Common Stock, the Supporting Stockholders beneficially owned, in the aggregate, 27,303,399 shares of Common Stock as of December 16, 2015 and (ii) including options to purchase shares of Common Stock exercisable as of December 16, 2015 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 31,103,399 shares of Common Stock as of December 16, 2015.

The foregoing descriptions of the (i) Arrangement Agreement and the transactions contemplated thereby and (ii) the Voting Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Arrangement Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference, and to the Voting Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The purpose of the Transaction is for Earthstone to acquire all of the outstanding shares of Common Stock. The Supporting Stockholders entered into the Voting Agreement as an inducement to Earthstone’s willingness to enter into the Arrangement Agreement. Upon consummation of the Transaction, Lynden will become a wholly owned subsidiary of Earthstone, the shares of Common Stock will cease to be freely traded or listed, Lynden’s Common Stock will be de-registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Earthstone will control the board of directors of Lynden and will make such other changes in the articles of the company, bylaws, capitalization, management and business of Lynden as set forth in the Arrangement Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, Earthstone does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Voting Agreement, Earthstone does not beneficially own any shares of Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Voting Agreement, Earthstone may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 31,103,399 shares of Common Stock beneficially owned by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 31,103,399 shares of Common Stock over which Earthstone may be deemed to have shared voting and dispositive power constitute approximately 23.2% of the shares of Common Stock outstanding (based on 130,198,411 shares of Common Stock outstanding as of December 16, 2015 (based on the representation by Lynden in the Arrangement Agreement) and after giving effect to the exercise of options to purchase 3,800,000 shares of Common Stock held by the Supporting Stockholders that are exercisable as of December 16, 2015 or that will become exercisable within 60 days thereafter). Notwithstanding the preceding, Earthstone hereby disclaims beneficial ownership of such shares of Common Stock and this Schedule 13D shall not be construed as an admission that Earthstone is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D with reference to the Arrangement Agreement and the Voting Agreement, none of Earthstone or, to its knowledge, any of its directors or officers listed in Item 2(a) – (c), has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Other than the Supporting Stockholders, to the best of the knowledge of Earthstone based on the representations made by the Supporting Stockholders in the Voting Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Earthstone.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of Earthstone, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Lynden, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Lynden.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are included with this Schedule 13D:

Exhibit No.	Description of Exhibit

1

Arrangement Agreement, dated December 16, 2015, among Earthstone Energy, Inc., 1058286 B.C. Ltd. and Lynden Energy Corp. (incorporated by reference to Exhibit 2.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the SEC on December 17, 2015).

2	Form of Voting Support Agreement (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the SEC on December 17, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2016	EARTHSTONE ENERGY, INC.

	By:	/s/ Frank A. Lodzinski
Frank A. Lodzinski, President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1

Arrangement Agreement, dated December 16, 2015, among Earthstone Energy, Inc., 1058286 B.C. Ltd. and Lynden Energy Corp. (incorporated by reference to Exhibit 2.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the SEC on December 17, 2015).

2	Form of Voting Support Agreement (incorporated by reference to Exhibit 10.1 to the Earthstone Energy, Inc. Current Report on Form 8-K filed with the SEC on December 17, 2015).